October 2, 2024
Via EDGAR Transmission
Division of Corporation Finance
Disclosure Review Program
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jennifer Gowetski
Amanda Ravitz

Re:    PagerDuty, Inc.
Definitive Proxy Statement on Schedule 14A
Filed May 2, 2024
File No. 001-38856
Ladies and Gentlemen:
PagerDuty, Inc. (the “Company”) is submitting this letter setting forth Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2024 (the “Comment Letter”) with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed on May 2, 2024 (the “2024 Proxy Statement”).

For your convenience, we have reproduced the comments of the Staff exactly as given in the Comment Letter in italics below and set forth below the Company’s responses. The Company intends to address the Staff’s comments in its future proxy statements on Schedule 14A (“Future Proxy Statements”) that will be filed with the Commission, including the Definitive Proxy Statement on Schedule 14A relating to its 2025 annual meeting of stockholders. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2024 Proxy Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the 2024 Proxy Statement.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 65
1.We note that you have included “Net loss attributable to PagerDuty, Inc. common shareholders” in column (h) of your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table and throughout your disclosure, including your relationship disclosure. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.” See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.
Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will include net income (loss) as reported in its audited financial statements in column (h) of the pay versus performance table in its Future Proxy Statements.

United States Securities and Exchange Commission October 2, 2024 Page 2

2.We note that you have identified “Operating Margin” as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K; however, your disclosure on pages 68 and 70 uses the term “Non-GAAP Operating Margin.” In addition, the term “OpMargin” on page 39 has the same definition as “Operating Margin” in the second sentence of footnote (8). Please revise to use consistent terminology for your Company-Selected Measure throughout your pay versus performance disclosure. Please also tell us and consider revising future disclosure, if applicable, to clarify whether the term “OpMargin” on page 39 is meant to represent a different value from your Company-Selected Measure “Operating Margin.”
Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will use consistent terminology for its Company-Selected Measure throughout the pay versus performance disclosure in its Future Proxy Statements. The Company further confirms that the term “OpMargin” on page 39 represents the same value as its Company-Selected Measure “Operating Margin” as defined in the second sentence of footnote (8). In Future Proxy Statements, if applicable, the Company will make clear whether the Company-Selected Measure represents the same value as a financial performance measure used in one or more of its incentive compensation plans or awards.

3.While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must provide disclosure as to how the Company-Selected Measure is calculated from your audited financial statements. Although the second sentence of footnote (8) appears to provide a description of how your Company-Selected Measure, Operating Margin, is calculated from your audited financial statements, you also refer in the first sentence of footnote (8) to information in your periodic reports for fiscal year 2023. Please note that incorporation by reference to other filings will not satisfy the disclosure requirements under Item 402(v) of Regulation S-K, and your reference to these filings is unclear considering the full description provided in footnote (8). Please confirm whether the second sentence of footnote (8) represents the description of your Company-Selected Measure required by Item 402(v)(2)(vi) of Regulation S-K. Alternatively, provide us with a definition of your Company-Selected Measure, Operating Margin. In addition, please revise future filings to provide the description required by Item 402(v)(2)(vi) of Regulation S-K without any reference to other filings.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will address this in its Future Proxy Statements, including providing the description required by Item 402(v)(2)(vi) of Regulation S-K without any reference to other filings. The Company further confirms that the second sentence of footnote (8) represents the description of how its Company-Selected Measure is calculated from its audited financial statements.

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United States Securities and Exchange Commission October 2, 2024 Page 3

Please contact me via email. at igomez@pagerduty.com with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely, /s/ Irving Gomez Irving Gomez Vice President, Deputy General Counsel & Secretary PagerDuty, Inc.

cc:	Jennifer Tejada, Chief Executive Officer and Chairperson, PagerDuty, Inc.
Shelley Webb, Senior Vice President, Chief Legal & People Officer, PagerDuty, Inc.
David J. Segre, Cooley LLP
Calise Y. Cheng, Cooley LLP